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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13505 California Street
(No. and Street)

Omaha (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Stastny 402-918-1394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco, (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6/2010
gd

OATH OR AFFIRMATION

I, Robert J. Stastny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BancWest Investment Services, Inc., as of Dec. 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JANE A. DUDYCHA
MY COMMISSION EXPIRES
February 11, 2012

STATE OF NEBRASKA GENERAL NOTARY

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BancWest Investment Services, Inc.
Contents
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors of
BancWest Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BancWest Investment Services at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 4, the Company has a significant service agreement with its parent. Because of this relationship, it is possible that the terms of the transaction are not the same as would result among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010
Omaha, NE

BancWest Investment Services, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 2,251,445
Cash segregated under federal and other regulations	14,204
Commission and other receivables	4,352,799
Trading security, at fair value	5,107,000
Prepaid expenses	236,981
Deferred tax asset	108,191
Deposit with clearing organization	100,000
Other assets	69,095
Total assets	$ 12,239,715
Liabilities and Stockholder's Equity	
Liabilities	
Accrued commission and other payables to related party	$ 4,259,851
Accounts payable and other accrued expenses	169,903
Payable to clearing organization and insurance companies	47,219
Total liabilities	4,476,973
Stockholder's equity	
Common stock; $1.00 par value; 1,000 shares authorized; 30 shares issued and outstanding	30
Additional paid in capital	5,765,800
Retained earnings	1,996,912
Total stockholder's equity	7,762,742
Total liabilities and stockholder's equity	$ 12,239,715

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues	
Commission	$ 51,290,910
Interest income	19,896
Other income	3,458,162
Total revenues	54,768,968
Expenses	
Employee compensation and benefits	31,623,945
Management advisory fees	12,835,906
Contracted services	2,983,706
Occupancy and equipment	2,717,997
Travel and entertainment	793,054
Exchange and clearance fees	612,829
Communications	405,763
Marketing	326,706
Supplies	208,372
Postage and freight	205,606
Legal and professional	105,091
Other	481,049
Total expenses	53,300,024
Income before taxes	1,468,944
Income tax expense	601,586
Net income	$ 867,358

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Earnings	Stockholder's Equity
Balance, December 31, 2008	$ 30	$ 5,765,800	$ 1,129,554	$ 6,895,384
Net income			867,358	867,358
Balance, December 31, 2009	$ 30	$ 5,765,800	$ 1,996,912	$ 7,762,742

The accompanying notes are an integral part of these financial statements.

BancWest Investment Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Operating activities	
Net income	$ 867,358
Deferred income taxes	(4,219)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	1,905
Change in operating assets and liabilities	
Decrease in trading security	37,986
Decrease in commission and other receivables	1,075,170
Decrease in prepaid expenses	112,948
Decrease in commission and other payable to related party	(918,696)
Decrease in accounts payable and other accrued expenses	(86,421)
Decrease in payable to clearing organization and insurance companies	(29,688)
Net cash provided by operating activities	1,056,343
Investing activities	
Purchases of premises and equipment	(56,940)
Net cash used in investing activities	(56,940)
Net increase in cash	999,403
Cash and cash equivalents	
Beginning of year	1,252,042
End of year	$ 2,251,445
Supplemental disclosure	
Income taxes paid (to parent company)	$ 467,096
Interest paid	-

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

BancWest Investment Services, Inc. (the "Company") is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission ("SEC"), a licensed investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). Bank of the West is a wholly owned subsidiary of BancWest Corporation, which is a wholly owned subsidiary of BNP Paribas ("BNPP"), based in France.

The Company is a fully disclosed broker dealer and clears all securities transactions through a clearing broker. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less when purchased to be cash and cash equivalents.

Cash Segregated Under Federal and Other Regulations
The cash segregated under federal and other regulations consists of cash set aside for use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum required to be segregated based on the FINRA communications, less amounts paid to customers related to this issue. However, there could be additional amounts owed to customers as a result of further investigations. As of December 31, 2009, the Company does not believe it is necessary to segregate any additional amount of cash.

Trading Security
Trading security consists of a Freddie Mac discount note. Such security is reported at fair value, with unrealized gains and losses included in current earnings, and is reported on a trade date basis.

Fair Value of Financial Instruments
Effective January 1, 2008, the company determined the fair market values of its financial instruments based on ASC 820, *Fair Value Measurements and Disclosures* ("ASC 815"), which establishes a consistent framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP") and expands disclosures with respect to fair value measurements. ASC 815 applies to all financial instruments that are being measured and reported on a fair value basis. This includes the item currently reported as a trading security, at fair value on the Statement of Financial Condition. ASC 815 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 of the Notes to the financial statements for a complete discussion of ASC 815.

Substantially all of the Company's financial statements are recorded at fair value or amounts that approximate fair value. The investment is stated at fair value, with related changes in unrealized appreciation or depreciation reflected in the line item other income in the accompanying Statement of Operations.

Revenue Recognition
Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities transactions occur.

Fixed Assets
During the year ended December 31, 2009, the Company made investments of $56,940 in fixed assets related to improvements in its trading platform software, furniture and equipment and leasehold improvements. The assets will be depreciated using the straight line method with a weighted average life of 4.9 years.

Financial Instruments with Off Balance Sheet Risk
The securities transactions of the Company's customers are introduced on a fully disclosed basis with the clearing broker. The Company holds no customer funds or securities. The clearing broker provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Income Taxes

The results of the Company operations are included in the consolidated state and federal tax return of Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense consists of the following for the year ended December 31, 2009:

Federal	
Current	$ 480,983
Deferred	(5,975)
	475,008
State	
Current	124,822
Deferred	1,756
	126,578
Total provision for income taxes	$ 601,586

The difference between the Federal statutory rate of 35% and the effective tax rate of 41% is primarily due to the state taxes provided. The State tax rate net of federal benefit is 5.6%.

The deferred tax asset at December 31, 2009 consists of the following:

Assets		
Intangible assets	$	60,760
Depreciation expense		3,743
State income and franchise taxes		43,688
Total deferred income tax assets	$	108,191

4. Related Party Transactions

The Company provides brokerage services to customers of Bank of the West and First Hawaiian Bank (the "Banks"), exclusively, which are subsidiaries of BancWest Corporation. Within each banks branch a registered representative is present to provide services to customers. The Company has Investment Service agreements with the Banks. Pursuant to the Investment Service agreements, the Banks will pay rental fees, equipment, salaries, FINRA fees, contribution to pension plans, IT support fees, and other expenses on behalf of the Company. Such expenses are recorded based on the character of the expense with the remainder charged as management advisory fees. As consideration for these services, the Company compensates the Banks with 96.25% of the commission revenue earned. All expenses, other than a portion of Employee compensation and benefits and exchange and clearing fees, on the Statement of Operations are related to the Investment Service agreements. The Company was charged $39,008,966 and $9,603,545 for the year ended December 31, 2009, by Bank of the West and First Hawaiian Bank, respectively, for management advisory fees and related employee expenses.

At December 31, 2009, the Company had cash and cash equivalents, including cash segregated under federal and other regulations, and a deferred tax asset with Bank of the West totaling $2,265,649 and $108,191 respectively. At December 31, 2009, the Company had accounts payable with Bank of the West and First Hawaiian Bank in the amounts of $3,633,599 and $626,252, respectively.

5. Fair Value of Asset

The company uses fair value measurements to record fair value adjustments to its trading security. Effective January 1, 2008, the company determined the fair market values of its financial instruments based on ASC 820, *Fair Value Measurements and Disclosures* ("ASC 815"). ASC 815 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. Under ASC 820, assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market.

The table below presents the balance at December 31, 2009 of the trading asset measured at fair value on a recurring basis.

	Total	Level 1	Level 2	Level 3
Trading asset	$ 5,107,000	$ 5,107,000	$ -	$ -
Total	$ 5,107,000	$ 5,107,000	$ -	$ -

Fair value measurement for the trading asset is obtained from an independent pricing service.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2009, the Company had net capital of $ 5,872,977, which was $5,574,512 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .76 to 1.

7. Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date of issuance of the Financial Statements, and has determined no other material events or transactions which would require recognition or disclosure in the Financial Statements.

Supplemental Information

BancWest Investment Services, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Schedule I

Stockholder's equity	$ 7,762,742
Nonallowable assets	1,063,072
Other receivables	414,267
Other assets	
Total nonallowable assets	1,477,339
Excess fidelity bond deductible	412,426
Net capital	5,872,977
Aggregate indebtedness (AI)	
Accrued commission and other payables to related party	$ 4,259,851
Accounts payable and other accrued expenses	73,871
Payable to clearing organization and insurance companies	47,219
Taxes	96,032
Total aggregate indebtedness	$ 4,476,973
Minimum net capital requirement, 6 2/3% of AI	$ 298,465
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 5,574,512
Excess net capital at 1000%, as defined	$ 5,425,280
Percentage of aggregate indebtedness to net capital	76%

The computation of net capital under Rule 15c3-1 as of December 31, 2009, computed by BancWest Investment Services, Inc. in its Unaudited Form X-17A-5, part II as filed with the SEC, does not materially differ from the above computations, which is based on the audited financial statements.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Illustrative Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Stockholder and Board of Directors of
BancWest Investment Services, Inc.

In planning and performing our audit of the financial statements of BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

BancWest Investment Services, Inc.

Financial Statements and Supplemental Information

December 31, 2009